                                                                    Exhibit 4(a)

                                     AMENDED
                            ARTICLES OF INCORPORATION
                                       OF
                                FIRSTENERGY CORP.
                               Charter No. 953140

                               (Effective 11/701)

                                    ARTICLE I

     The name of the corporation is FirstEnergy Corp (the "Corporation").

                                   ARTICLE II

     The place in the State of Ohio where the Corporation's principal office is located is the City of Akron, Summit County.

                                   ARTICLE III

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98. inclusive, of the Ohio Revised Code.

                                   ARTICLE IV

A. Authorized Capital Stock. The Corporation is authorized to issue three hundred eighty (380) million shares of capital stock, consisting of five (5) million shares of preferred stock, with par value of $100 per share ("Preferred Stock"), and three hundred seventy five (375) million shares of common stock, with par value of $0.10 per share ("Common Stock").

B. Preferred Stock. The Board of Directors shall have authority to issue Preferred Stuck from time to time in one or more classes or series. The express terms of shares of a different series of any particular class shall be identical except for such variations as may be permitted by law.

C. Common Stock. Subject to any Preferred Stock Designation (as defined herein), the holders of shares of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each share of Common Stock held of record by such holder as of the record date for such meeting.

                                    ARTICLE V

     The Board of Directors shall be authorized hereby to exercise all powers now or hereafter permitted by law providing rights to the Board of Directors to adopt amendments to these Articles of Incorporation to fix or change the express terms of any unissued or treasury shares of any class, including, without limiting the generality of the foregoing: division of such shares into series and the designation and authorized number of shares of each series; voting rights of such shares (to the extent now or hereafter permitted by law); dividend or distribution rates; dates of payment of dividends or distributions and the dates from which they are cumulative; liquidation price; redemption rights and price; sinking fund requirements; conversion rights; and restrictions on the issuance of shares of the same series or any other class or series; all as may be established by resolution of the Board of Directors from time to time (collectively, a "Preferred Stock Designation").

                                   ARTICLE VI

     Except as may be provided in any Preferred Stock Designation, the holders of shares of capital stock of the Corporation shall not be entitled to cumulative voting rights in the election of directors.

                                   ARTICLE VII

     Except as may be provided is any Preferred Stock Designation, no holder of any shares of capital stock of the Corporation shall have any preemptive right to acquire any shares of unissued capital stock of any class or series, now or hereafter authorized, or any treasury shares or securities convertible into such shares or carrying a right to subscribe to or acquire such shares of capital stock.

                                  ARTICLE VIII

     The Corporation may from time to time, pursuant to authorization by the Board of Directors and without action by the shareholders, purchase or otherwise acquire capital stock of the Corporation of any class or classes in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject, however, to such limitation or restriction, if any, as is contained in any Preferred Stock Designation at the time of such purchase or acquisition.

                                   ARTICLE IX

     Subject to any Preferred Stock Designation, to the extent applicable law permits these Amended Articles of Incorporation expressly to provide or permit a lesser vote than a two-thirds vote otherwise provided by law for any action or authorization for which a vote of shareholders is required, including, without limitation, adoption of an amendment to these Amended Articles of Incorporation, adoption of a plan of merger, authorization of a sale or other disposition of all or substantially all of the assets of the Corporation not made in the usual and regular course of its business or adoption of a resolution of dissolution of the Corporation, such action or authorization shall, be by such two-thirds vote unless the Board of Directors of the Corporation shall provide otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal and a majority of the voting power of any class entitled to vote as a class on such proposal; provided, however, this
Article IX (and any resolution adopted pursuant hereto) shall not alter in any case any greater vote otherwise expressly provided by any provision of these Articles of Incorporation or the Code of Regulations. For purposes of these Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

                                    ARTICLE X

     Notwithstanding anything to the contrary contained in these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article X; provided, however, that this
Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles of Incorporation.

                                   ARTICLE XI

     Any and every statute of the State of Ohio hereafter enacted, whereby the rights, powers or privileges of corporations or of the shareholders of corporations organized under the laws of the State of Ohio are increased or diminished or in any way affected, or whereby effect is given to the action taken by any number, less than all, of the shareholders of any such corporation, shall apply to the Corporation and shall be binding not only upon the Corporation but upon every shareholder of the Corporation to the same extent as if such statute had been in force at the date of filing these Articles of Incorporation in the office of the Secretary of State of Ohio.